Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Lorus Therapeutics reports third quarter results for fiscal year 2007

    TORONTO, April 19 /CNW/ - Lorus Therapeutics Inc. ("Lorus") (TSX: LOR;
AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and nine month periods ending February 28, 2007. Unless specified otherwise, all amounts are in
Canadian dollars.

    FINANCIAL RESULTS

    Net loss for the three months ended February 28, 2007 was $2.1 million
($0.01 per share) compared to a loss of $4.1 million ($0.02 per share) for the same period last year. For the nine-month period ended February 28, 2007, the net loss was $7.9 million ($0.04 per share) compared to $14.9 million ($0.09 per share) for the comparable period last year. The decrease in net loss for the three months ended February 28, 2007 is primarily the result of reductions in research and development expenses of $1.6 million, general and administrative expenses of $76 thousand and stock based compensation expense of $295 thousand. The year to date decrease in net loss is due largely to a reduction of $5.7 million in research and development expenses, lower general and administrative expenses of $576 thousand and lower stock based compensation expense of $737 thousand.
    Cash used in operating activities before changes in non-cash working capital was $1.3 million for the three-month period ended February 28, 2007 compared to $2.7 million in the same period last year. For the nine-month period ended February 28, 2007 cash used in operating activities before changes in non-cash working capital totaled $5.1 million compared with
$11.0 million for the nine months ended February 28, 2006. The decrease in cash used in operating activities before changes in non-cash working capital during the current three and nine month period ended is due to lower research and development and general and administrative expenditures in comparison with the same periods last year.
    During the third quarter, the Company incurred approximately
$530 thousand in deferred arrangement costs associated with negotiating a possible financing arrangement. These negotiations are ongoing but have not yet resulted in a definitive agreement. Management expects that it will complete these negotiations in the near term and will provide details once an agreement is reached or a statement that negotiations have terminated. These deferred costs and any additional costs would be netted against proceeds from the arrangement if completed or expensed if not completed.
    Research and development expenses for the three-month period ended
February 28, 2007 decreased 70.7% to $672 thousand compared to $2.3 million for the same period last year. For the nine-month period ended February 28,
2007, research and development expenses decreased 64.8% to $3.1 million compared to $8.9 million for the same period last year. The decrease in research and development costs is primarily due to a reduction in toxicity study, clinical trial, compliance, manufacturing and regulatory costs associated with the Phase III Virulizin(R) development program which was ongoing during the nine-month period ended February 28, 2006 and was subsequently completed. Upon completion of the Virulizin(R) trial, the Company significantly reduced its research personnel and, therefore, has fewer employees engaged in research and development activities. The ongoing research and development costs relate to the GTI-2040 clinical development program ongoing as well as our small molecule pre-clinical program.
    General and administrative expenses for the three-month period ended
February 28, 2007 decreased to $833 thousand compared with $909 thousand in the same period last year. General and administrative expenses for the nine-month period ended February 28, 2007 decreased to $3.0 million compared with $3.6 million in the same period last year. The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during the current nine month period are partially offset by charges incurred under the mutual separation agreement entered into with Dr. Jim Wright.

    <<
    Lorus Therapeutics Inc.
    Interim Consolidated Statements of Loss and Deficit (unaudited)

                                      Three      Three       Nine       Nine
     (amounts in 000's               months     months     months     months
      except for per                  ended      ended      ended      ended
      common share data)             Feb 28,    Feb 28,    Feb 28,    Feb 28,
      (Canadian dollars)               2007       2006       2007       2006
    -------------------------------------------------------------------------
    REVENUE                       $      37  $       5  $      67  $      12
    -------------------------------------------------------------------------

    EXPENSES
    Cost of sales                         6          1         12          2
    Research and development            672      2,296      3,125      8,884
    General and administrative          833        909      3,028      3,604
    Stock-based compensation            105        400        368      1,105
    Depreciation and amortization
     of fixed assets                     98        130        298        390
    -------------------------------------------------------------------------
    Operating expenses                1,714      3,736      6,831     13,985
    Interest expense on
     convertible debentures             259        224        786        631
    Accretion in carrying value
     of convertible debentures          236        202        682        568
    Amortization of deferred
     financing charges                   27         23         79         62
    Interest income                    (137)       (85)      (362)      (295)
    -------------------------------------------------------------------------
    Loss for the period               2,062      4,095      7,949     14,939
    -------------------------------------------------------------------------
    Deficit, beginning of period    170,439    157,487    164,552    146,643
    -------------------------------------------------------------------------
    Deficit, end of period        $ 172,501  $ 161,582  $ 172,501  $ 161,582
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Basic and diluted loss per
     common share                 $    0.01  $    0.02  $    0.04  $    0.09
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Wednesday, April 25,
2007.

    About Lorus
    Lorus is a publicly traded biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing will be done in cooperation with strategic partners. Lorus has completed one Phase
II and one Phase III clinical trial. Lorus has several product candidates in multiple Phase II clinical trials. Lorus Therapeutics Inc. is listed on the
Toronto Stock Exchange under the symbol LOR, and on the American Stock
Exchange under the symbol LRP.

    Forward Looking Statements
    This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "believe", "plan", "expect", "intend", "will", "should",
"may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel;
changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

    Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our Annual
Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

    Lorus Therapeutics Inc.'s recent press releases are available through the
Company's website at www.lorusthera.com.
    %SEDAR: 00002368E          %CIK: 0000882361

    /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
    (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 10:39e 19-APR-07